Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

On June 25, 2002, Anthem, Inc. provided the following transition update through its intranet to its associates about the proposed merger.

The Transition Update
No. 5, June 25, 2002

In This Issue:

o	Proxy information mailed to shareholders
o	Transition teams focus on the future, while Trigon continues to make strides today
o	Transition team update
o	What Trigon's hearing from their members
o	Questions and answers about the transition
o	Transition fun facts

Proxy information mailed to shareholders

A definitive joint proxy statement/prospectus was mailed to Anthem and Trigon shareholders the week of June 10.

Shareholders with any questions about the merger and related transactions should call Georgeson Shareholder Communications, Inc. The toll-free phone number is 1-866-811-4117.

Shareholders with questions about their Anthem stock should call toll-free Anthem’s transfer agent, Equiserve at 1-866-299-9628.

Shareholders with questions about their Trigon stock should call toll-free Trigon’s transfer agent, National City Bank at 1-800-619-1697.

Transition teams focus on the future, while Trigon continues to make strides today

While most of us continue to focus on serving members and providers, a sizeable group of Trigon employees and Anthem associates dove right into planning the merger of these two high-performing companies.

It's a huge undertaking.

From business cards to medical policy to information systems, there are thousands of decisions and recommendations to make, and they typically are being made among people who didn’t even know each other until a few weeks ago.

Many Trigon transition team members have made the trip to Anthem headquarters in Indianapolis and other Anthem plans. A number of Anthem associates also have made the trip to Trigon headquarters in Richmond.

Fifteen transition teams with co-leaders from each company hold weekly meetings to develop transition plans for their areas of both companies. Dozens of subteams are in daily contact to help develop the same plans. In addition, the Executive Steering Committee meets weekly with various transition team leaders as they identify best practices in order to develop and recommend plans to bring the two organizations together. Roughly 80 people from both Anthem and Trigon are involved in transition planning; meaning more than 160 people in at least two different time zones are synching up calendars and scheduling phone conferences to keep transition planning on track.

That’s a lot of impressive work. Just as impressive is that a number of Trigon’s key customer service metrics have never been higher despite transition activities.

For example, Service Operations is answering phone calls from customers and providers substantially faster than the same time last year. Trigon continues to receive more than 2 million claims every month. Through continued focus on automation, processing is being completed faster than last year while maintaining a financial accuracy rate of between 98 and 99 percent. These and other consistently strong service results have helped produce impressive levels of customer satisfaction.

Please congratulate our partners at Trigon for staying focused on today while planning for tomorrow.

Transition team update - Information Technology team identifies cost savings

As the Anthem-Trigon transition teams move forward investigating opportunities for cost-savings and efficiencies, one area that shows promise is information technology vendor procurement. By leveraging Anthem’s size and negotiated pricing, early results indicate that Trigon may be able to save on most IT vendor contracts and PC purchases. The teams are working with vendors to begin realizing these savings as soon as possible, while also investigating other ways for Trigon to leverage Anthem’s buying power.

The information technology team and the other transition teams continue to identify ways best practices can result in additional savings. The Transition Update will keep you informed about this process.

What Trigon’s hearing from it’s members

Trigon opened a toll-free number shortly after the merger was announced and included the phone number in a mailing to members introducing the merger. Since early May, Trigon has received fewer than 500 calls from members. Trigon serves 2.2 million members in Virginia.

The first few days after the merger, the phone line was staffed by about half a dozen employees from throughout the company who took turns fielding approximately 100 merger-related calls a week. That number has slowed to about 25 a week now, according to Liz Perry, director of executive inquiry and corporate appeals at Trigon. Perry and others in her department are now answering caller questions.

“Members mostly want to know if things are going to change, and we tell them they won’t notice any change and we’ll still be here in Virginia to serve Virginians,” Perry said.

Questions & Answers

An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

No Anthem questions this week.

What would you like to know about the transition? Contact Monica Kendrick via Lotus Notes if you have questions.

Transition Fun Facts

Did you know?

Build on what you learned last week. Below are some more fun facts about the states where we do business.

	Virginia	Indiana	Kentucky
State Flower	American Dogwood	Peony	Goldenrod
State Song	Virginia is without a state song at this time.	On the Banks of the Wabash, Far Away	My Old Kentucky Home

	Ohio	Connecticut	New Hampshire
State Flower	Scarlet Carnation	Mountain Laurel	Purple Lilac
State Song	Beautiful Ohio	Yankee Doodle	Old New Hampshire and New New Hampshire, My New Hampshire

	Colorado	Nevada	Maine
State Flower	Rocky Mountain Columbine	Sagebrush	White Pine cone and tassel
State Song	Where the Columbines Grow	Home Means Nevada	State of Maine Song

Give us your feedback

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Monica Kendrick via e-mail, phone (317) 488-6250.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)", “feel(s)", “believe(s)", “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s acquisition of Trigon Heathcare, Inc. (“Trigon”), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem shareholders on or about June 12, 2002, Anthem’s Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem’s proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem with the SEC for free at the SEC’s web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem’s participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem’s directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem shareholders on or about June 12, 2002.